02018693

322-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47178

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. SECTION 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Thornwater Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street 11th Floor
(No. and Street)

New York,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loretta Emanuele 732 821-9574
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA
(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208,	Stony Brook,	NY	11790
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VL 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Grabowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Thornwater Company L.P., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President, CEO

Title

Notary Public

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE THORNWATER COMPANY, LP

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

THE THORNWATER COMPANY, LP

INDEX

DECEMBER 31, 2001

JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

February 25, 2002

To The Board of Directors
The Thornwater Company LP.

We have audited the accompanying statements of financial condition of The Thornwater Company LP as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Thornwater Company LP as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a –5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

John P. Comparato

THE THORNWATER COMPANY, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 170,941
Marketable Securities Owned, At Market Value	3,600
Commissions Receivable & Clearing Deposits	383,563
Employee Loans and Advances	422,609
Other Assets	85,136
	1,065,849
FIXED ASSETS	
Net of Accumulated Depreciation of $ 203,668	197,905
TOTAL ASSETS	$ 1,263,754

LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Commissions Payable	$ 389,130
Accounts Payable and Accrued Expenses	257,269
Lease Obligations Payable	3,796
	650,195
OTHER LIABLILITIES	
Subordinated Loans Payable	190,000
PARTNERS' CAPITAL	423,559
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,263,754

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THORNWATER COMPANY, LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Trading Profits	$ 1,861,377
Commission Income	2,651,062
Interest Income	493,061
Investment Banking	83,850
TOTAL REVENUE	5,089,350
EXPENSES	
Employee Compensation and Benefits	3,381,772
Occupancy Costs	202,566
Communication and Quotation Costs	390,908
Advertising & Marketing	276,983
Brokerage and Clearing Costs	836,444
Interest Expense	33,968
Professional Fees	582,702
Depreciation Expense	50,949
Equipment Leasing	9,177
Other Operating Expenses	844,173
TOTAL EXPENSES	6,609,642
NET LOSS	$<1,520,292>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	General Partner	Limited Partners Units	Limited Partners Amounts	Total
Balance, Jan. 1; 2001	$ 1,329,747	87	$ <635,896>	$ 693,851
Contributions			1,250,000	1,250,000
Net Loss	<15,203>		<1,505,089>	<1,520,292>
Balance, December 31, 2001	$ 1,314,544	87	$ <890,985>	$ 423,559

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net Loss	$ <1,520,292>
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	50,949
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Receivable & Clearing Deposits	44,534
Decrease in Marketable Securities Owned	16,460
Increase in Commissions Payable	204,339
Decrease in Other Assets	120,192
Increase in Accounts Payable and Accrued Expense	108,414
Decrease in Employee Loans and Advances	97,263
NET CASH USED BY OPERATING ACTIVITIES	<878,141>
INVESTING ACTIVITIES:	
Purchase of Fixed Assets	<27,249>
FINANCING ACTIVITIES:	
Increase in Partners' Capital Contributions	1,250,000
Decrease in Subordinated Loans Payable	<200,000>
	1,050,000
NET INCREASE IN CASH	144,610
CASH AT BEGINNING OF PERIOD	26,331
CASH AT END OF PERIOD	$ 170,941

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Liabilities at January 1, 2001	$ 390,000
Decrease in Subordinated Borrowings	<200,000>
Subordinated Liabilities at December 31, 2001	$ 190,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Partnership are recorded on a trade date basis. Investment banking revenue is recorded as follows: management fees on offering date, sale concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

b) Valuation of Securities Owned

Securities owned are carried at market value with the resulting unrealized gains and losses recognized currently in operations.

NOTE 2 – RECIEVABLE FROM CLEARING BROKER

The Partnership's clearing operations are provided by one broker. At December 31, 2001, the commission receivable from clearing broker reflected in the statement of financial condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete those security transactions. Included in the caption Commissions Receivable & Clearing Deposits is a $200,000 deposit per the partnership's agreement with the clearing broker.

NOTE 3 – RELATED PARTY TRANSACTIONS

Employee Loans & Advances include amounts due from brokers who have agreed to repay them from future commissions earned. Included in these advances are advances in the amount of $13,900 to a controlling shareholder of the Partnership's general partner.

NOTE 4 – FIXED ASSETS

Fixed Assets at December 31, 2001 consisted of the following:

Furniture, fixtures and equipment	$ 98,939
Computer equipment	245,081
Leasehold improvements	57,553
	401,573
Less: Accumulated Depreciation	203,668
	197,905

Depreciation expense for the period ended December 31, 2001 was $50,949

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

1) Partnership Agreement

In accordance with the limited partnership agreement, the Partnership has agreed to allocate income and make distributions as follows:

a. 1% to the General Partner and 99% to the Limited Partners until the Limited Partners have received distributions of Partnership profits in an amount equal to their capital contribution plus 10% per annum; then

b. 50% to the General Partner and 50% to the Limited Partners.

c. The General Partner shall make a mandatory cash distribution to the Limited Partners in all fiscal years wherein the Limited Partners shall have made a profit.

Additional partner assessments for capital, liquidation and or sale of the Partnership require the approval of the limited partners by a majority vote of the owners of 2/3 of the outstanding units.

On February 1, 1996 the Partnership commenced offering a second tier of limited partnership units. The new partnership agreement provides for total limited partner capitalization of $2,500,000 consisting of 100 units @ $25,000 per unit, with the second tier of limited partners entitled to the following allocation of profit and losses:

- Twenty percent (20%) of the Partnership's net annual profit; and

- interest at the rate of ten (10%) per annum on their capital contribution to be accrued and paid with the return of their capital contributions.

- fifty percent (50%) of the Partnership's allocation of underwriter warrants, options or issuer common stock (on initial public offerings); and

- one hundred percent (10%) return of their capital contribution upon the fifth anniversary.

- As of December 31, 2001 a total of 87 partnership units have been issued.

2) Lease Commitments

The Partnership has a lease agreement for office facilities in New York City. The lease provides for a fixed minimum commitment plus escalation. Future minimum rental commitments under this lease for the next three years are as follows:

Year Ended December 31,	
2002	128,586
2003	128,586
2004	128,586

3) Litigation

a) The Partnership is currently in litigation with five of its limited partners, who allege that they were defrauded into purchasing their interests totaling more than $250,000 . They also allege that their partnership agreements were breached. They seek compensatory and punitive damages. The Partnership intends to defend its position in these matters. The outcome is unknown and, accordingly, no adjustment has been made to the financial statements to reflect these matters. This is consistent with the treatment of this matter in the prior year's financial statements.

b) The Company is currently in arbitration with several of its customers over losses incurred in connection with the Company's management of their retail accounts. Those arbitration ("litigation") complaints seek damages of approximately $200,000. The Company will continue to defend its position in these matters. The outcome is unknown and, accordingly, no adjustment has been made to the financial statements to reflect these matters.

4) Liquidity

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to settle its litigation against it on favorable terms and ultimately to attain profitability.

NOTE 6 – LIABILITIES AND SUBORDINATED CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2001 are listed below:

Subordinated notes, 10% due October 31, 2002	150,000
Subordinated notes, 10% due October 31, 2002	40,000
	$ 190,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc.(NASD) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Interest expense on subordinated notes was $33,968 for the period ended December 31, 2001.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $134,501, which was $34,501 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 3.12 to 1.

NOTE 8 – INCOME TAXES

As a partnership, the Partnership is not subject to federal and state income taxes. The Partnership, although subject to New York City unincorporated business tax, owes no tax due to the loss from operations.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

Certain trading-related financial instruments have market risk in excess of amounts recorded in the statement of financial condition. The Partnership is exposed to off-balance-sheet risk that potential market price increases will cause the ultimate obligations under the commitments to exceed the amount recognized on the balance sheet.

THE THORNWATER COMPANY LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Partners' Capital	$ 423,559
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	190,000
Total Capital and Allowable Subordinated Liabilities	613,559
Deductions and /or Charges:	
Non-allowable Assets	479,058
Net Capital Before Haircuts on Securities Positions	134,501
Haircuts and Undue Concentration on Securities Positions	--
Net Capital	$ 134,501
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	257,269
Commissions Payable	158,939
Lease Obligations Payable	3,796
	$ 420,004
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital @ 1000%	92,501
Ratio: Aggregate Indebtedness to Net Capital	3.12 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus PartIIA filing.

JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
The Thornwater Company LP

We have examined the financial statements of The Thornwater Company LP for the year ended December 31, 2001 and have issued our report therein dated February 25, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Thornwater Company LP as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.